Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145260

PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED OCTOBER 31, 2008

AMERICAN LORAIN CORPORATION

8,838,716 Shares of Common Stock

This prospectus supplement relates to our prospectus dated October 31, 2008 providing for the resale by certain selling stockholders identified on pages 72-83 of such prospectus of up to 8,838,716 shares of our common stock, par value $0.001 per share.

You should read this prospectus supplement in conjunction with our prospectus dated October 31, 2008, as supplemented. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Investing in our common stock involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 5 of the prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2009

On December 22, 2008, Mr. Si Chen, the Chief Executive Officer of the Company, exercised his option to acquire 14,676,815 shares of our common stock from Mr. Hisashi Akazawa pursuant to the Option Agreement, dated May 3, 2007, by and between Mr. Akazawa and the Mr. Chen. Payment of the exercise price was waived.

In addition, on December 22, 2008, Mr. Chen acquired 1,631,057 shares of our common stock from Mr. Akazawa. No consideration was paid for such shares.

As a result, as of the date of this prospectus supplement, Mr. Chen beneficially owns 16,307,872 shares of our common stock, representing approximately 64.8% of the issued and outstanding shares, and Mr. Akazawa has ceased to own any shares of our common stock.